FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Alamos Gold Inc. (“Alamos”)
Brookfield Place
181 Bay Street, Suite 3910
Toronto, ON M5J 2T3
Item 2 - Date of Material Change:
September 11, 2017
Item 3 – News Release:
A joint news release with respect to the material change referenced in this report was disseminated on September 11, 2017 by Alamos and Richmont Mines Inc. (“Richmont”) via CNW Group and a copy was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. A copy of the news release is attached to this report.
Item 4 – Summary of Material Change:
On September 11, 2017, Alamos and Richmont announced the entering into of an arrangement agreement (the “Arrangement Agreement”), pursuant to which Alamos has agreed to acquire all of the issued and outstanding shares of Richmont pursuant to a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (Quebec).
Item 5 – Full Description of Material Change:
5.1    Full Description of Material Change
On September 11, 2017, Alamos and Richmont entered into the Arrangement Agreement. Under the terms of the Arrangement, Alamos will exchange 1.385 common shares for each issued and outstanding Richmont common share (the “Exchange Ratio”). The Exchange Ratio implies consideration of C$14.20 per Richmont common share, based on the closing price of Alamos common shares on the Toronto Stock Exchange (the “TSX”) on September 8, 2017. The share consideration represents a 22% premium to Richmont’s closing price and a 32% premium based on both companies’ 20-day volume-weighted average prices, both as at September 8, 2017 on the TSX. This implies a total equity value

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of Richmont of approximately US$770 million on a fully diluted in-the-money basis and an enterprise value of US$683 million. Upon completion of the Arrangement, existing Alamos and Richmont shareholders will own approximately 77% and 23% of the pro forma company, respectively.
Required Approvals and Other Terms and Conditions
The Boards of Directors of Alamos and Richmont have each determined that the Arrangement is in the best interests of their respective shareholders, having taken into consideration advice from their respective financial advisors, and have unanimously approved the Arrangement Agreement. The Boards of Directors of Alamos and Richmont recommend that their shareholders vote in favour of the Arrangement.
The Arrangement will require approval by (i) 66⅔% of the votes cast by Richmont shareholders, as well as (ii) a simple majority of the votes cast by Richmont shareholders excluding votes cast in respect of Richmont shares held by any person who is entitled to receive, directly or indirectly, a collateral benefit (as defined under applicable securities laws) as a consequence of the Arrangement, at a special meeting of Richmont shareholders expected to be held on or about November 16, 2017. The Arrangement will also require approval by the majority of votes cast by the Alamos shareholders at a special meeting of Alamos shareholders expected to be held on or about November 16, 2017. The directors and senior officers of Alamos and Richmont have entered into voting support agreements, pursuant to which they have agreed to vote their shares in favour of the Arrangement.
In addition to shareholder approval and the approval of the Superior Court of Quebec, the Arrangement will be subject to applicable regulatory approvals and the satisfaction of other customary conditions. Subject to the receipt of all necessary approvals and the satisfaction of other closing conditions, the Arrangement is expected to close in November 2017. The Arrangement Agreement includes customary deal protection provisions, including reciprocal fiduciary-out provisions, non-solicitation covenants and rights to match any superior proposals. A reciprocal break fee payable in the amount of C$35 million and a reciprocal expense reimbursement fee is payable by one party to the other party in certain circumstances should the Arrangement not be completed. The Arrangement Agreement also contains customary representations and warranties given by each of Alamos and Richmont to the other, as well as customary covenants of each of Alamos and Richmont relating to, among other things, the operation of their respective businesses prior to the closing of the Arrangement and using commercially reasonably efforts to satisfy the conditions precedent to the Arrangement.
A copy of the Arrangement Agreement and plan of arrangement relating thereto and other related documents will be filed with the Canadian securities regulatory authorities and will be available for viewing on the SEDAR website at www.sedar.com.
A management proxy circular will be mailed to Alamos securityholders in connection with the special meeting of Alamos shareholders to seek their approval of the Arrangement. Alamos securityholders and other interested parties are advised to read the materials

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relating to the Arrangement that will be filed with or furnished to applicable securities regulatory authorities in Canada and the United States when they become available, as they will contain important information.
Advisors and Counsel
Alamos’ financial advisor is BMO Capital Markets. BMO Capital Markets provided an opinion to Alamos’ Board of Directors that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the consideration to be paid by Alamos pursuant to the Arrangement is fair, from a financial point of view, to Alamos. Alamos’ legal counsel is Torys LLP.
Richmont’s financial advisors are Macquarie Capital Markets Canada Ltd. and Maxit Capital LP. Macquarie Capital Markets Canada Ltd. and Maxit Capital LP each provided an opinion to Richmont’s Board of Directors that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by the Richmont shareholders pursuant to the Arrangement is fair, from a financial point of view, to the shareholders of Richmont. Richmont’s legal counsel is Fasken Martineau DuMoulin LLP.

5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.
Item 7 - Omitted Information:
Not applicable.
Item 8 – Executive Officer:
The following is the name and telephone number of an executive officer of Alamos who is knowledgeable about the material change and this report:
Contact:        Nils Engelstad
Phone No:        (416) 368-9932 x 5407
Item 9 – Date of Report:
September 20, 2017

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